SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

VIA EDGAR

November 12, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alyssa Wall

Re:	MasterBeef Group Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 30, 2024 CIK No. 0002027265

Dear Ms. Wall,

Please accept this letter as the response of MasterBeef Group (the “Registrant” or “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to Draft Registration Statement on Form F-1 confidentially submitted with the Commission on September 30, 2024 (the “Draft Registration Statement”). The Company is concurrently live filing the Registration Statement (the “Registration Statement”), which includes amendments in response to the Staff’s comments on the Draft Registration Statement.

For your convenience, the Staff’s comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 2 to Draft Registration Statement on Form F-1

Risks Related to Doing Business in Hong Kong

The PRC government may intervene or influence our operations at any time..., page 27

1.	Please remove language stating or implying that you are not a China-based issuer. In this regard, we note that while you primarily operate in Hong Kong, the risks applicable to entities operating in China could have ramifications on your business if it were to become subject to PRC laws/authorities. We note this risk factor contemplates potential PRC intervention or influence over “Hong Kong-based issuers.” Please revise.

Response: The Registrant has revised its disclosure on page 27 of the Registration Statement in response to this comment.

Regulations, page 88

2.	We note your response to comment 9 and reissue. Please revise your disclosure to clearly state whether you, the registrant, are in compliance with all applicable laws and regulations, including whether you have received all applicable licenses. Please also update your related risk factor on page 21 accordingly. In this regard, we note your disclosure regarding the licensing and compliance of your Hong Kong Operating Subsidiaries.

Response: The Registrant has revised its disclosure on pages 21 and 88 of the Registration Statement in response to this comment. The Registrant is a holding company incorporated in the Cayman Islands, and it conducts operations through its Hong Kong Operating Subsidiaries. As a holding company with no material operations of its own, the Registrant is not required to hold any licenses and is in compliance with all applicable laws and regulations.

Resale Prospectus Alternate Page, page Alt-1

3.	We note your response to comment 12. Please further expand your disclosure to clearly state the price that each Resale Shareholder paid for the shares being registered for resale. In this regard, we note your amended disclosure appears to state total consideration for the transfers was $1,920,000.

Response: The Registrant has revised its disclosure on page 114 of the Registration Statement in response to this comment.

4.	Revise to ensure that your resale prospectus cover page conveys the same information about the risks of investing in a Hong Kong business as your firm commitment offering cover page.

Response: The Registrant has revised its resale prospectus cover page of the Registration Statement in response to this comment.

Please note that the Company has included its historical financial information for the six months ended June 30, 2024 and as at June 30, 2024 in the Registration Statement. The Company respectfully requests the Staff’s assistance in completing its review of the Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	MasterBeef Group